Exhibit 2
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For Immediate Release                                             2 October 2008


                              WPP Group plc ("WPP")

                         Third Quarter Trading Statement

WPP will announce its Third Quarter Trading Statement for the nine months ended 30 September 2008 on Thursday, 30th October 2008.


Contact:                                               + 44 (0)20 7408 2204
Feona McEwan, WPP
www.wpp.com
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